Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues,

As planning related to our combination with SABMiller continues, we are pleased to share the future team for the new Middle Americas Zone. Consistent with our previous announcements, these changes are conditional upon, and would be implemented following, the successful completion of the combination.

The Middle Americas Zone team joins 13 colleagues reporting to Zone President Mauricio Leyva. Additional information on each team member can be found below.

After completion, the headquarters for our Business Unit (BU) Mexico will be located in Mexico City.

We are excited to welcome Edgard, Paola and Rudi from SABMiller, and are looking forward to learning from the experience and extensive market expertise that this team will bring to our combined company.

The changes announced today would be implemented with due respect for applicable legal and works council considerations and consultation requirements, and would take effect immediately following the successful completion of the combination.

Biographies

Mauricio Leyva

Zone President

Mauricio is currently SABMiller’s Chairman and Managing Director for South Africa. Mauricio is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mauricio joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013, he was named Chairman and Managing Director for South Africa. He will be appointed Zone President Middle Americas of the combined group following the completion of the combination.

Business Unit Presidents:

Gustavo Assumpcao

Business Unit President Mexico

Gustavo is currently our Vice President of Sales, Mexico. He is a Brazilian citizen and received a degree in Electrical / Production Engineering from the Catholic University of Rio de Janeiro. Gustavo joined AB InBev in 2002, and has served in senior roles including Global VP, Out of Home and Trade Marketing and Tech Sales Director LAN. He will be appointed Business Unit President Mexico following the completion of the combination.

Country Heads:

Edgard Grande

Country Head El Salvador

Edgard is currently VP Finance Colombia for SABMiller’s Bavaria. He is a Salvadoran citizen and received a degree in Finance and Accounting from Universidad Centro Americana José Simeón Cañas UCA. Edgard joined SABMiller in El Salvador through BevCo in 2002 and previously served as VP Finance for Cerveceria Nacional Ecuador and as VP Finance Industrias La Constancia El Salvador. Edgard will be appointed Country Head El Salvador following the completion of the combination.

Paola Bondy

Country Head Honduras

Paola is currently Marketing VP for SABMiller’s Cervecería Hondureña. She is a Honduran citizen and received an Industrial Engineering degree and MBA from Instituto Tecnologico de Monterrey, Mexico. Paola joined SABMiller in 2003 and previously served as Beer Brands Director and Beer and NABS Portfolio Development Director. She will be appointed Country Head Honduras following completion of the combination.

Functional Roles:

Marcos Eloi

VP Procurement

Marcos is currently our VP Global Procurement Packaging. He is a Brazilian citizen and received a degree in Accounting Management from Catholic University of Salvador, an in-company MBA from Business School São Paulo. Marcos joined AB InBev in 1999 and previously served as Global Primary Packaging Director and Procurement Director LAN. Marcos will become our VP Procurement Middle Americas / COPEC for the combined group upon completion of the combination.

Pablo Jimenez

VP Legal & Corporate Affairs

Pablo is currently our VP Legal & Corporate Affairs Mexico. He is a Mexican citizen and received a law degree from Escuela Libre de Derecho and a Master of the Science of Law from Stanford Law School. Pablo joined AB InBev in 2014 and previously served as General Counsel and Institutional Relations at Cinepolis and as a Senior Associate for Galicia & Robles, S.C. Pablo will become our VP Legal & Corporate Affairs Middle Americas upon completion of the combination.

Rudi Van Schoor

VP Integration

Rudi is currently Director, Planning & Logistics at SABMiller. He is a South African citizen and received a degree in Industrial Engineering from the University of Pretoria (UP), and an MBA from Gordon Institute of Business Science (GIBS). He joined SABMiller in 2005 and previously served as General Manager of Rosslyn Brewery and Head of Supply Chain Planning & Development. Rudi will become our VP Integration Middle Americas upon completion of the combination.

Ricardo Dias

VP Marketing

Ricardo is currently our Global Marketing VP Consumer Connections. He is a Brazilian citizen and received a Bachelor of Science in Business Administration and Marketing from Indiana University. He joined AB InBev in Brazil in 2001 and previously served as a Sales & Marketing Manager and VP Procurement APAC. Ricardo will become our VP Marketing Middle Americas upon completion of the combination.

Michael Findlay

VP Finance

Michael is currently our VP Global PMO. He is a Brazilian citizen and received a degree in Business from University of São Paulo. He joined AB InBev in 2004 and previously served as VP Global BBP and BBP Director LAN. Michael will be become our VP Finance Middle Americas upon completion of the combination.

Emilio Fullaondo

VP People

Emilio is currently our VP People Mexico. He is a Mexican citizen and earned an MBA with a specialization in Corporate Finance from Instituto Tecnologico Autonomo de Mexico, and a specialization in Executive Management from IPADE Business School. He joined Grupo Modelo in 1995 and previously served as CFO and Corporate Controller. Emilio will become our VP People Middle Americas following completion of the combination.

Carlos Sanchez Fanjul

VP Solutions

Carlos is currently our VP IBS Mexico. Carlos is a Mexican citizen and received a degree in Cybernetics Engineering from La Salle University in Mexico, as well as an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey & Thunderbird University. Carlos joined Grupo Modelo in 1994 and held previous roles including IT Applications Director and BSC Operations Director in Mexico. Carlos will become our VP Solutions Middle Americas & COPEC following the completion of the combination.

Tiago Darocha

VP Supply

Tiago is currently our VP Supply Mexico. He is a U.S. and Brazilian citizen and earned a degree in Mechanical Engineering from the University of Missouri—Rolla, and an MBA from Monmouth University. He is also currently completing a Master’s degree in Industrial and Organizational Psychology. He joined AB InBev in 2000 and previously served as Global VP Brewing & Quality and Director of Brewery Operations NAZ. Tiago will become our VP Supply Middle Americas following completion of the combination.

Wandrille de Thomassin

VP Logistics

Wandrille is currently our Sales Operations Director Mexico. He is a French citizen and received a degree in Engineering from École Supérieure d’Électricité (SUPELEC) and an MBA from ITAM & Tulane. Wandrille joined Grupo Modelo in 2007 and previously served as Commercial Development Director Mexico and PMO Mexico. Wandrille will become our VP Logistics Middle Americas upon completion of the combination.

Daniel del Rio

VP Capacity & Expansion Projects

Daniel is currently our VP Supply Capacity & Expansion Mexico. He is a Mexican citizen and received a Bachelor of Arts degree in Business Administration from Anahuac University, with a specialization AD from Instituto Panamericano de Alta Dirección de Empresa (IPADE) and attended the Programa de Alta Direccion (PADI) at Instituto Tecnológico Autónomo de México (ITAM) and Kellogg School of Management. He joined Grupo Modelo in 1993 and previously served as VP Supply Mexico and VP Operations. Daniel will become our VP Capacity & Expansion Projects Middle Americas following completion of the combination.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. THIS FILING SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THIS COMMUNICATION IS NOT A SUBSTITUTE FOR THE REGISTRATION STATEMENT FILED ON 26 AUGUST 2016 WITH THE SEC OR ANY OTHER DOCUMENT RELATING TO THE COMBINATION THAT MAY BE PUBLISHED BY AB INBEV, SABMILLER OR

Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.